Exhibit 99.1

voxeljet AG Reports Financial Results for the Third Quarter Ended September 30, 2016

Friedberg, Germany, November 10, 2016 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the third quarter ended September 30, 2016.

Highlights — Third Quarter 2016

•	Total revenues increased 4.0% to kEUR 4,897 from kEUR 4,710
•	Gross profit margin was 41.1% compared to 32.7%
•	Systems revenues increased 74.5% to kEUR 2,549 from kEUR 1,461
•	Services revenues decreased 27.7% to kEUR 2,348 from kEUR 3,249
•	Full impairment of Goodwill amounting to kEUR 1,130 due to insolvency of our most significant customer of voxeljet UK
•	Lowered full year 2016 revenue guidance to between kEUR 22,000 and kEUR 24,000

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We are in the middle of executing on our Vision 2020 and we are making good progress. We focus on speed to market and lowering our costs to serve our customers more effectively. Our key initiatives for achieving these objectives include standardization of our product portfolio as well as optimized internal processes. Regarding short term business, we continue to operate in a complex economic environment with lower than anticipated customer adoption rates. For the mid to long term we are excited about upcoming opportunities in all markets, especially with our new and improved processes”.

Third Quarter 2016 Results

Revenues for the third quarter of 2016 increased by 4.0% to kEUR 4,897 compared to kEUR 4,710 in the third quarter of 2015.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 74.5% to kEUR 2,549 in the third quarter of 2016 from kEUR 1,461 in last year’s third quarter. The Company delivered three new printers in the third quarter of 2016, compared to two new printers delivered in last year’s third quarter. Systems revenues also include all revenues from consumables, spare parts and maintenance. Systems revenues represented 52.1% of total revenues in the third quarter of 2016 compared to 31.0% in last year’s third quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, decreased 27.7%, to kEUR 2,348 in the third quarter of 2016 from kEUR 3,249 in the comparative period of 2015. This was mainly due to lower revenue contribution from our subsidiary voxeljet UK Ltd. (“voxeljet UK”), which was restructured in the fourth quarter of 2015. The revenue contribution of voxeljet UK was kEUR 268 compared to kEUR 1,047 in last year’s third quarter. Moreover, due to lower market demand revenue contribution from the German operation (the German entity) for the third quarter of 2016 decreased by kEUR 447 compared to last year’s same period. This was partially offset by a higher revenue contribution from our subsidiary voxeljet America Inc. (“voxeljet America”).

Cost of sales was kEUR 2,882 for the third quarter of 2016 compared to kEUR 3,172 for the third quarter of 2015.

Gross profit was kEUR 2,015 in the third quarter of 2016 compared to kEUR 1,538 in the third quarter of 2015.

Gross profit for our Systems segment increased to kEUR 1,013 in the third quarter of 2016 from kEUR 442 in the third quarter of 2015. The gross profit margin for this segment increased to 39.7% in the third quarter of 2016 compared to 30.3% in the third quarter of 2015.  The increase resulted from higher revenues and improved gross profit margins as we did not record any accruals regarding the third tranche of the Long Term Cash Incentive Plan (“LTCIP”) as well as bonus in the current quarter, whereas we recorded accruals for LTCIP and bonus of kEUR 96 in the comparative period of 2015. In contrast, gross margin contributions from consumables and service and maintenance were weaker compared to 2015.

Gross profit for our Services segment decreased to kEUR 1,002 in the third quarter of 2016 from kEUR 1,096 in the third quarter of 2015. The gross profit margin for this segment increased to 42.7% in the third quarter of 2016 from 33.7% in the third quarter of 2015.  This was mainly related to higher gross profit margin contributions from the German operation whereas gross profit decreased. The gross profit and gross profit margin of voxeljet America improved significantly. Gross profit and margin were also impacted by the fact that we did not record accruals for the LTCIP as well as bonus in the third quarter of 2016, compared to accruals of kEUR 78 in the comparative period of 2015. These developments which increased gross profit were more than offset by negative gross profit contributions from voxeljet UK due to a lower utilization ratio.

Selling expenses were kEUR 1,206 for the third quarter of 2016 compared to kEUR 1,788 in the third quarter of 2015. The decrease of kEUR 582 was the result of lower selling expenses for voxeljet UK following the restructuring, after which the headcount of our UK sales force decreased from ten employees in the third quarter of 2015 to two employees in 2016.  In 2015 we recorded accruals for LTCIP and bonus of kEUR 83 compared to no accruals in the current quarter.

Administrative expenses were kEUR 1,161 for the third quarter of 2016 compared to kEUR 1,317 in the third quarter of 2015.  This decrease of kEUR 156 was primarily the result of the decrease in LTCIP and bonus related cost.

Research and development (“R&D”) expenses decreased to kEUR 1,487 in the third quarter of 2016 from kEUR 1,685. The decrease of kEUR 198 was due to the restructuring of voxeljet UK in the fourth quarter 2015, which resulted in the termination of research and development activities in UK. Moreover, in the current quarter we did not record any accruals for the LTCIP and bonus, whereas we recorded accruals for LTCIP and bonus of kEUR 154 in the comparative period in 2015.  This was partially offset by higher personnel costs in the German operation as the headcount increased from 37 employees in the third quarter of 2015 to 56 employees in the current quarter.

Other operating expenses in the third quarter of 2016 were kEUR 1,899 compared to kEUR 394 in the prior year period.  This was mainly due to the full impairment of goodwill of kEUR 1,130 relating to our UK operations, the full impairment of trade receivables from our most significant customer in UK amounting to kEUR 293, and foreign currency losses amounting to kEUR 442, which was kEUR 304 in the third quarter of 2015.

Other operating income was kEUR 204 for the third quarter of 2016 compared to kEUR 119 in the third quarter of 2015.  The increase was mainly due to higher gains from foreign currency transactions.

The increase of losses and gains from foreign currency transactions was primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries. The loans are denominated in GBP and USD, respectively. The financial impact reflects the strengthening of the Euro against the GBP following the Brexit vote and its weakening against the USD in the third quarter of 2016.

Operating loss was kEUR 3,534 in the third quarter of 2016, compared to an operating loss of kEUR 3,527 in the comparative period in 2015. Our operating loss in the third quarter of 2016 includes impairment charges of kEUR 1,423 compared to impairment charges of kEUR 335 in the comparative period last year and a net loss from foreign exchange rates amounting to kEUR 524 compared to a net gain of kEUR 271 in the comparative period in 2015. These negative drivers were offset by higher revenues and lower operating expenses, mainly due to lower personnel expense for LTCIP and bonus accruals of kEUR 461.

Financial result was kEUR 1 in the third quarter of 2016, compared to a financial result of kEUR 129 in the comparative period in 2015.  The decrease results from lower income from financial assets of kEUR 30 in the third quarter of 2016 compared to kEUR 151 in the comparative period in 2015. However interest expense also decreased mainly driven by the lower number of finance leases in 2016 following the restructuring of voxeljet UK in 2015.

Net loss for the third quarter of 2016 was kEUR 3,533 or EUR 0.95 per share, as compared to net loss of kEUR 3,397, or EUR 0.91 per share, in the third quarter of 2015.

Based on a conversion rate of five American Depositary Shares (“ADSs”) per ordinary share, net loss remained at EUR 0.19 per ADS for the nine months ended September 30, 2016, unchanged from the comparative period of 2015.

Nine Months Ended September 30, 2016 Results

Revenues for the nine months ended September 30, 2016 slightly increased by 1.8% to kEUR 16,063 compared to kEUR 15,783 in the prior year period.

Systems revenues were kEUR 9,147 for the first nine months of 2016 compared to kEUR 6,211 in last year’s period. The Company sold nine new and three used and refurbished 3D printers during the first nine months of 2016 compared to seven new and two used and refurbished 3D printers in the prior year period. Systems revenues represented 56.9% of total revenue for the nine months ended September 30, 2016 compared to 39.4% for the same period a year ago.

Services revenues were kEUR 6,916 for the nine months ended September 30, 2016 compared to kEUR 9,572 for the same period last year. This decrease was mainly due to the lower revenue contribution from our subsidiary voxeljet UK. Moreover, revenue contribution from the German operation for the nine months of 2016 was kEUR 827 lower than in the last year’s same period due to lower market demand.

Cost of sales for the nine months ended September 30, 2016 was kEUR 10,414, a decrease of kEUR 118, or 1% over cost of sales of kEUR 10,532 for the same period in 2015.

Gross profit and gross margin for the nine months ended September 30, 2016 were kEUR 5,649 and 35.2%, respectively, compared to kEUR 5,251 and 33.3% in the prior year period.

Gross profit for our Systems segment increased to kEUR 2,818 for the nine months ended September 30, 2016 from kEUR 1,846 in the same period of 2015. The gross profit margin for this segment slightly increased to 30.8% compared to 29.7% for the prior period. This increase resulted mainly from higher gross profit margin contributions from consumables and service and maintenance, partially offset by lower gross profit margin contribution from the printer sales compared to comparative period 2015.  Gross profit and margin were also improved by the release of accruals for the LTCIP as well as bonus amounting to kEUR 93, compared to an accrual of kEUR 341 in the comparative period of 2015.

Gross profit for our Services segment decreased to kEUR 2,831 for the nine months ended September 30, 2016 from kEUR 3,405 in the same period of 2015. The gross profit margin for this segment increased to 40.9% from 35.6%.  The gross profit margin improved as the weak gross margin contributions from voxeljet UK decreased following the restructuring in October 2015. Gross profit and margin were also impacted by the release of accruals for the LTCIP as well as bonus amounting to kEUR 79, compared to an accrual of kEUR 243 in the comparative period of 2015.

Selling expenses were kEUR 3,674 for the nine months ended September 30, 2016 compared to kEUR 4,947 in the same period in 2015, a decrease of kEUR 1,273, or 25.7%. Administrative expenses decreased by kEUR 670 to kEUR 3,363 for the first nine months of 2016 from kEUR 4,033 in the prior year period. The decrease in selling and administrative expenses was mainly driven by the restructuring of voxeljet UK last year as well as the release of accruals for LTCIP and bonus of kEUR 150 compared to expenses of kEUR 477 in 2015. Selling expenses also decreased due to lower commissions to third-party sales agents, which declined to kEUR 136 in the first nine months of 2016 compared to kEUR 578 in the last year’s same period.

R&D expenses decreased to kEUR 3,843 for the nine months ended September 30, 2016 from kEUR 4,662 in the same period in 2015, a decrease of kEUR 819, or 17.6%. The decrease in R&D expenses in the first nine months ended

September 30, 2016 was due to the restructuring of voxeljet UK, which resulted in the termination of research and development activities in UK, as well as from the release of accruals for the LTCIP and bonus of kEUR 156 compared to kEUR 490 charges in 2015. This was partially offset by higher personnel costs in the German operation as the headcount increased from 37 employees as of September, 30 2015 to 56 employees as of September, 30 2016.

Other operating expenses for the nine months ended September 30, 2016 were kEUR 3,846 compared to kEUR 391 in the prior year period. This was mainly due to the impairment of goodwill of kEUR 1,130 related to our UK operations and impairment of trade receivables from our most significant customer in UK amounting to kEUR 293, as well as foreign currency losses amounting to kEUR 1,672 compared to kEUR 150 in the same period in 2015.

The increase of losses and gains from foreign currency transactions was primarily driven by the valuation of the intercompany loans granted by the parent company to our UK and US subsidiaries. The loans are denominated in GBP and USD, respectively. The financial impact reflects the strengthening of the Euro against the GBP following the Brexit vote and its weakening against the USD in the third quarter of 2016.

Other operating income was kEUR 848 for the nine months ended September 30, 2016 compared to kEUR 1,694 in the prior year period. The decrease was mainly due to lower gains from foreign exchange transactions amounting to kEUR 215 compared to kEUR 674 in comparative period and lower recognition of deferred income of kEUR 222 compared to kEUR 452 in the comparative period in 2015.

Net loss for the nine months ended September 30, 2016 was kEUR 8,352, or EUR 2.25 per share, as compared to net loss of kEUR 7,163, or EUR 1.93 per share in the prior year period. This is based on a weighted average number of ordinary shares outstanding of 3.720 million for the first nine months ended September 30, 2016. Compared to the last year’s same period, the number of ordinary shares outstanding was unchanged.

Based on a conversion rate of five ADSs per ordinary share, net loss was EUR 0.45 per ADS for the nine months ended September 30, 2016 compared to net loss of EUR 0.39 per ADS in the prior year period.

Business Outlook

We decreased our full year 2016 guidance of revenues from between kEUR 24,000 and kEUR 25,000 to between kEUR 22,000 and kEUR 24,000 for the Group.

Our revenue guidance for the fourth quarter of 2016 is in the range of kEUR 6,000 to kEUR 8,000.

The primary drivers of the Company’s anticipated revenue growth for the year ending December 31, 2016 are expected to be: (1) increased global Systems sales; (2) expected Services revenue growth at our facility in Friedberg, Germany; (3) contribution from voxeljet America, which began operating in January 2015; and (4) offset by a smaller revenue contribution from voxeljet UK after the restructuring in the fourth quarter of 2015 and a loss of our most significant customer during the third quarter of 2016.

Our total backlog of 3D printer orders at September 30, 2016 was kEUR 5,846, which represents ten 3D printers. This compares to a backlog of kEUR 5,613, representing nine 3D printers, at December 31, 2015. As production and delivery of our printers varies and is characterized by lead times ranging between three to nine months, the conversion rate of order backlog into revenue is dependent on the equipping process for the respective 3D printer as well as the timing of customers’ requested deliveries.

At September 30, 2016, we had cash and cash equivalents of kEUR 7,185 and held kEUR 14,574 of investments in two bond funds and one note receivable which are included in current financial assets on our consolidated statements of financial position.

Webcast and Conference Call Details

The company will host a conference call and webcast to review the results for the quarter on Friday, November 11, 2016 at 8:30 a.m. Eastern Time. Participants from voxeljet will include our Chief Executive Officer, Dr. Ingo Ederer, and our Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing +1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG Third Quarter 2016 Financial Results Conference Call”. Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at +1-844-512-2921 or +1-412-317-6671, Replay Conference ID number 13648164. The recording will be available for replay through November 18, 2016.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website https://event.webcasts.com/starthere.jsp?ei=1114286 at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.1238 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on September 30, 2016.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Johannes Pesch

Manager, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316

voxeljet AG
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Notes	9/30/2016	12/31/2015
		(€ in thousands)
		unaudited
Current assets		39,917	46,550
Cash and cash equivalents	7	7,185	2,086
Financial assets	7	14,574	31,746
Trade receivables		2,904	3,348
Inventories	3	13,239	7,841
Income tax receivables		8	54
Other assets		2,007	1,475

Non-current assets		23,015	23,570
Financial assets	7	206	206
Intangible assets	4	827	627
Goodwill	4	—	1,273
Property, plant and equipment	5	21,930	21,383
Other assets		52	81

Total assets		62,932	70,120

	Notes	9/30/2016	12/31/2015

Current liabilities		5,188	6,402
Deferred income		412	472
Trade payables		2,088	1,759
Financial liabilities	7	1,182	1,150
Other liabilities and provisions	6	1,506	3,021

Non-current liabilities		3,148	2,249
Deferred income		205	397
Deferred tax liabilities		1	1
Financial liabilities	7	2,847	1,291
Other liabilities and provisions	6	95	560

Equity		54,596	61,469
Subscribed capital		3,720	3,720
Capital reserves		75,827	75,671
Accumulated deficit		(26,016)	(17,684)
Accumulated other comprehensive income (loss)		972	(238)
Equity attributable to the owners of the company		54,503	61,469
Non controlling interest		93	--
Total equity and liabilities		62,932	70,120

voxeljet AG
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2016	2015	2016	2015
		(€ in thousands except share and share data)
Revenues	8, 9	4,897	4,710	16,063	15,783
Cost of sales		(2,882)	(3,172)	(10,414)	(10,532)
Gross profit	8	2,015	1,538	5,649	5,251
Selling expenses		(1,206)	(1,788)	(3,674)	(4,947)
Administrative expenses		(1,161)	(1,317)	(3,363)	(4,033)
Research and development expenses		(1,487)	(1,685)	(3,843)	(4,662)
Other operating expenses		(1,899)	(394)	(3,846)	(391)
Other operating income		204	119	848	1,694
Operating loss		(3,534)	(3,527)	(8,229)	(7,088)
Finance expense		(8)	(53)	(135)	(203)
Finance income		9	182	14	192
Financial result		1	129	(121)	(11)
Loss before income taxes		(3,533)	(3,398)	(8,350)	(7,099)
Income taxes		—	1	(2)	(64)
Net loss		(3,533)	(3,397)	(8,352)	(7,163)

Other comprehensive income (loss)		275	52	1,210	(215)
Total comprehensive loss		(3,258)	(3,345)	(7,142)	(7,378)

Loss attributable to:
Owner of the Company		(3,513)	(3,397)	(8,332)	(7,163)
Non-controlling interests		(20)	--	(20)	--
		(3,533)	(3,397)	(8,352)	(7,163)

Total comprehensive loss attributable to:
Owner of the Company		(3,238)	(3,345)	(7,122)	(7,378)
Non-controlling interests		(20)	--	(20)	--
		(3,258)	(3,345)	(7,142)	(7,378)

Weighted average number of ordinary shares outstanding		3,720,000	3,720,000	3,720,000	3,720,000
Loss per share - basic/ diluted (EUR)		(0.95)	(0.91)	(2.25)	(1.93)

voxeljet AG
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

				Accumulated
				other
	Subscribed	Capital	Accumulate	comprehensive
(€ in thousands)	capital	reserves	deficit	income (loss)	Total equity
Balance at January 1, 2015	3,720	75,671	(8,090)	(1)	71,300
Loss for the period	—	—	(7,163)	—	(7,163)
Net changes in fair value of available for sale financial assets	—	—	—	(205)	(205)
Foreign currency translations	—	—	—	(10)	(10)
Balance at September 30, 2015	3,720	75,671	(15,253)	(216)	63,922

	Attributable to the owners of the company

				Accumulated
				other
	Subscribed	Capital	Accumulate	comprehensive		Non controlling
(€ in thousands)	capital	reserves	deficit	income (loss)	Total	interest	Total equity
Balance at January 1, 2016	3,720	75,671	(17,684)	(238)	61,469	—	61,469
Establishment of subsidiary with non controlling interest	—	—	—	—	—	113	113
Loss for the period	—	—	(8,332)	—	(8,332)	(20)	(8,352)
Net changes in fair value of available for sale financial assets	—	—	—	21	21	—	21
Foreign currency translations	—	—	—	1,189	1,189	—	1,189
Equity-settled share-based payment transaction	—	156	—	—	156	—	156
Balance at September 30, 2016	3,720	75,827	(26,016)	972	54,503	93	54,596

voxeljet AG
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2016	2015
	(€ in thousands)
Cash Flow from operating activities

Loss for the period	(8,352)	(7,163)

Depreciation and amortization	1,878	2,289
Valuation adjustments	1,158	(344)
Impairment losses on intangible assets	—	309
Impairment losses on inventories	—	26
Equity-settled share-based payment transaction	256	—
Impairment of goodwill	1,130	—
Impairment losses on trade receivables	293	—
Proceeds from customer loans	10	836
Changes in deferred income taxes	—	(213)
Deferred income	(389)	(281)

Change in working capital	(7,461)	686
Trade and other receivables and current assets	(209)	(546)
Inventories	(5,797)	(4,048)
Trade payables	329	458
Other liabilities and provisions	(1,830)	4,986
Income tax payable/receivables	46	(164)
Total	(11,477)	(3,855)

Cash Flow from investing activities

Proceeds from disposal of property, plant and equipment and intangible assets	—	1
Payments to acquire property, plant and equipment and intangible assets	(2,226)	(4,744)
Net proceeds from disposal of financial assets	17,218	4,849
Total	14,992	106

Cash Flow from financing activities

Repayment from bank overdrafts and lines of credit	(165)	(69)
Repayment of sale and leaseback obligation	(373)	(695)
Proceeds (repayment) of finance lease obligation	26	(107)
Proceeds (repayment) of long-term debt	2,100	(152)
Total	1,588	(1,023)

Net increase (decrease) in cash and cash equivalents	5,103	(4,772)

Cash and cash equivalents at beginning of period	2,086	8,031
Changes to cash and equivalents due to foreign exchanges rates	(4)	334
Cash and cash equivalents at end of period	7,185	3,593

Supplemental Cash Flow Information
Interest paid net	91	24

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiaries voxeljet America Inc, voxeljet UK Ltd. and voxeljet India Pvt. Ltd., as well as voxeljet China Co. Ltd., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); and the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which are required to be adopted in annual periods beginning after January 1, 2016.

Standard	Effective date	Descriptions
IAS 7	01/2017	Amendments Disclosure Initiative
IAS 12	01/2017	Amendments Recognition of Deferred Tax Assets for Unrealised Losses
IFRS 2	01/2018	Amendments Classifications and Measurement of Share-based Payments Transactions
IFRS 4	01/2018	Amendments Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts
IFRS 9	01/2018	Financial Instruments
IFRS 15	01/2018	Revenue from Contracts with Customers
IFRS 16	01/2019	Leases
IFRS 10, IAS 28	to be determined	Amendment Sale or Contribution of Assets between Investor and its Associate or Joint Venture

The Company has not yet determined what impact the new standards, amendments or interpretations will have on its financial statements.

The interim financial statements as of and for the nine months ended September 30, 2016 and 2015 were authorized for issue by the Management Board on November 10, 2016.

2.	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the Company’s financial statements as of December 31, 2015, which can be found in its Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3.	Inventories

	9/30/2016	12/31/2015
	(€ in thousands)
Raw materials and merchandize	2,718	621
Work in progress	10,521	6,095
Finished goods	—	1,125
Total	13,239	7,841

Within our stocks there are materials which are used for internal production as well as to serve our customers. As the final purpose of use is usually not determined at the time of purchase but at the time of consumption, we therefore decided to classify all of those materials as raw materials and merchandize rather than as finished goods.

4.	Intangible assets and goodwill

	9/30/2016	12/31/2015
	(€ in thousands)
Software	497	279
Licenses	162	189
Prepayments made on intangible assets	168	159
Total	827	627

	9/30/2016	12/31/2015
	(€ in thousands)
Goodwill	—	1,273

On October 07, 2016 voxeljet UK’s most significant customer went into bankruptcy administration. Considering that development, voxeljet assessed the recoverability of the assets as of September 30, 2016, which resulted in an full impairment of trade receivables due from that customer of kEUR 293 and the goodwill for the CGU related to voxeljet UK.

The carrying amount of the CGU exceeded its recoverable amount of kEUR 1,471 (or kGBP 1,266) and consequently an impairment loss of kEUR 1,130 (or kGBP 907) covering the entire balance of goodwill was recognized in other operating expenses in the consolidated statements of comprehensive loss.

The recoverable amount of the CGU was based on its value in use. The value in use was determined by discounting the future cash flows expected to be generated from the continued use of the CGU.

The projections of cash flows cover the remainder of the current year 2016 (forecast) and the financial years 2017 to 2021 (terminal value). The projected cash flows were estimated taking into account the cease of operations of the CGU’s most significant customer, management’s experience in the UK marketplace and from the Company's other service centers in Germany and the United States.

The cost of capital (weighted average cost of capital, WACC) and the terminal value growth rate are other assumptions used in the estimation of the value in use:

In per cent
WACC (pre tax)	15.41%
Terminal value growth rate	1.0%

The parameters of the WACC are based on market observations as at September 30, 2016 (risk-free rate, spread, market risk premium, beta factor, leverage) and reflect the specific risks of voxeljet UK. The terminal value growth rate was determined on the basis of the expected long term development of prices in the UK and the relevant market for the CGU’s services.

5.	Property, plant and equipment

	9/30/2016	12/31/2015
	(€ in thousands)
Land, buildings and leasehold improvements	12,025	12,167
Plant and machinery (includes assets under finance lease)	6,356	7,702
Other facilities, factory and office equipment	1,550	1,413
Assets under construction and prepayments made	1,999	101
Total	21,930	21,383

Leased assets included in Property, Plant and Equipment:	1,450	2,059
Printers	1,204	1,490
Printers leased to customers under operating lease	153	500
Other factory equipment	93	69

6.	Other liabilities and provisions

	9/30/2016	12/31/2015
	(€ in thousands)
Customer deposits	232	1,300
Liabilities from VAT	155	32
Employee bonus	—	664
Accruals for management compensation	84	—
Accruals for vacation and overtime	215	110
Accruals for licenses	136	183
Accruals for LTCIP	—	478
Liabilities from payroll	187	216
Others	592	598
Total	1,601	3,581

7.	Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy defines the following levels:

•                  Level 1: Quoted prices of the respective financial asset or financial liability in active markets

•                  Level 2: Other directly observable input parameters which contribute to establishing the fair value based on a valuation model

•                  Level 3: Input parameters not based on observable market data

Under IAS 39 there are the following categories:

(I) A financial asset or financial liability at fair value through profit or loss

(II) Held-to-maturity investments

(III) Available-for-sale financial assets

(IV) Loans and receivables

(V) Financial liabilities measured at amortized cost

9/30/2016	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	—	—	—	206	—	206	Level 1
Current assets
Bond funds	—	—	13,657	—	—	13,657	Level 1
Note receivable	—	—	917	—	—	917	Level 1
Cash and cash equivalents	—	—	—	7,185	—	7,185	Level 1

Liabilities

Non-current liabilities
Long-term debt	—	—	—	—	2,377	2,176	Level 2
Finance lease obligation	—	—	—	—	470	448	Level 2
Current liabilities
Bank overdraft	—	—	—	—	218	218
Long-term debt	—	—	—	—	476	472	Level 2
Finance lease obligation	—	—	—	—	488	482	Level 2

12/31/2015	I.	II.	III.	IV.	V.	Fair Value	Level

Assets

Non-current assets
Restricted cash	—	—	—	206	—	206	Level 1
Current assets
Customer loan	—	—	—	10	—	10	Level 2
Bond funds	—	—	30,661	—	—	30,661	Level 1
Note receivable	—	—	1,075	—	—	1,075	Level 1
Cash and cash equivalents	—	—	—	2,086	—	2,086	Level 1

Liabilities

Non-current liabilities
Long-term debt	—	—	—	—	545	520	Level 2
Finance lease obligation	—	—	—	—	746	701	Level 2
Current liabilities
Bank overdraft	—	—	—	—	384	384
Long-term debt	—	—	—	—	207	206	Level 2
Finance lease obligation	—	—	—	—	559	589	Level 2

The fair value of the Company’s investments in the bond funds was determined based on the unit prices quoted by the respective fund management company.

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

8.	Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended September 30,
	2016		2015
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	2,549	2,348	1,461	3,249

Gross profit	1,013	1,002	442	1,096
Gross profit in %	39.7%	42.7%	30.3%	33.7%

	Nine months ended September 30,
	2016		2015
	(€ in thousands)
	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	9,147	6,916	6,211	9,572

Gross profit	2,818	2,831	1,846	3,405
Gross profit in %	30.8%	40.9%	29.7%	35.6%

9.	Revenues

The Group’s revenues by geographic region were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	(€ in thousands)		(€ in thousands)
EMEA	3,093	3,628	10,800	13,050
Germany	1,303	1,798	4,541	5,696
France	299	204	2,383	638
Netherlands	605	50	654	375
United Kingdom	354	838	966	2,998
Others	532	738	2,256	3,343
Asia Pacific	581	378	3,087	1,516
Americas	1,223	704	2,176	1,217
United States	1,204	704	2,157	1,217
Others	19	—	19	—
Total	4,897	4,710	16,063	15,783